UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

[_ ] Form 10-K

[_ ] Form 20-F

[_ ] Form 11-K

[_ ] Form 10-Q

[_ ] Form 10-D

[   ] Form N-SAR

[X] Form N-CSR

 For Period Ended: __December 31, 2010

[_ ]

Transition Report on Form 10-K

[_ ]

Transition Report on Form 20-F

[_ ]

Transition Report on Form 11-K

[_ ]

Transition Report on Form 10-Q

[_ ]

Transition Report on Form N-SAR

For the Transition Period Ended: ________________

Read Instruction (on back page) Before Preparing Form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Embarcadero Funds, Inc.
Full Name of Registrant

3 Embarcadero Center, Suite 1120

Address of Principal Executive Office (Street and Number)

San Francisco, CA 94111
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]

(b)

The subject Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; and

[  ]

(c)

The accountant’s statement or other exhibit required by Rule 12b-

25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Form NCSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Necessary)

The Registrant’s Form N-CSR for the year ended December 31, 2010 could not be filed within the prescribed time period without unreasonable effort or expense.  Fund reorganizations within the fund complex were effected during the 2010 fiscal year and subsequent reorganizations of the Funds into a fund in another fund complex were approved by shareholders during 2010 (these subsequent reorganizations  closed in January 2011).  These actions complicated and delayed the delivery of materials from the administrator to the Funds’ auditor, resulting in delays in finalizing the audit.  Registrant anticipates the Form N-CSR will be filed no later than 15 calendar days from its original due date.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Edwin Restrepo                         (415) 835-5000

(Name)         (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes _X __ No ____

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ____ No __X__

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Embarcadero Funds, Inc.

(Name of Registrant as Specified in Charter)

The undersigned has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

  Date: March 14, 2011

  By:  /s/ Edwin Restrepo

           Edwin Restrepo, President